                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549

                    ---------------------------------------

                                   FORM 11-K

                    ---------------------------------------


                                 ANNUAL REPORT


                       Pursuant to Section 15 (d) of the
                        Securities Exchange Act of 1934


                     For the Year Ended December 31, 1994

                    ---------------------------------------

                            Commission File #0-7416

                    ---------------------------------------

                      SHARED MEDICAL SYSTEMS CORPORATION
                            RETIREMENT SAVINGS PLAN


                    ---------------------------------------


                      SHARED MEDICAL SYSTEMS CORPORATION
                           51 VALLEY STREAM PARKWAY
                          MALVERN, PENNSYLVANIA 19355


                   ----------------------------------------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                              SHARED MEDICAL SYSTEMS CORPORATION
                                              RETIREMENT SAVINGS PLAN


DATE:  June 13, 1995                    BY:  /s/ Edward J. Grady
       -------------                       -------------------------
                                              Edward J. Grady
                                        Chairman, Administrative Committee


The total number of pages contained in this report is 13.
                                                      --

                      SHARED MEDICAL SYSTEMS CORPORATION
                      ----------------------------------
                            RETIREMENT SAVINGS PLAN
                            -----------------------
              INDEX TO FINANCIAL STATEMENTS, NOTES AND SCHEDULES
              --------------------------------------------------

                                                              PAGE
                                                            REFERENCE
                                                            ---------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                        3

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -
  DECEMBER 31, 1994 and 1993                                    4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEAR ENDED DECEMBER 31, 1994                          5

NOTES TO FINANCIAL STATEMENTS                                   6

SCHEDULE OF ASSETS HELD FOR INVESTMENT -
  DECEMBER 31, 1994                                            10

SCHEDULE OF REPORTABLE TRANSACTIONS
  FOR THE YEAR ENDED DECEMBER 31, 1994                         11

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                      13

                              ARTHUR ANDERSEN LLP



                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee
Shared Medical Systems Corporation
Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Shared Medical Systems Corporation Retirement Savings Plan as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Administrative Committee (Management). Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Shared Medical Systems Corporation Retirement Savings Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits, with fund information for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 1994 and of reportable transactions for the year ended December 31, 1994 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                                         /s/ ARTHUR ANDERSEN LLP

Philadelphia, PA
 May 11, 1995

                                SHARED MEDICAL SYSTEMS CORPORATION
                                ----------------------------------
                                      RETIREMENT SAVINGS PLAN
                                      -----------------------
                           STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           -----------------------------------------------
                                           (in thousands)

                                                              DECEMBER 31
                                                       -------------------------
                                                            1994         1993
                                                       ------------  -----------
      CASH.............................................$       -     $       30
      RECEIVABLES:
        Participant Contributions......................        971          878
        Company Contributions..........................        478          447
        Dividends, Interest and Capital Gains..........         63           59
      PARTICIPANTS' LOANS RECEIVABLE...................      2,169        1,999
      INVESTMENTS, AT FAIR VALUE:
        SMS Common Stock...............................      8,883        6,239
        Vanguard Money Market Trust....................      7,522        6,621
        Vanguard Fixed Income Securities Fund..........     12,945       14,164
        Vanguard Index Trust...........................     12,581       12,132
        Vanguard W. L. Morgan Growth Fund..............     10,851       12,037
        Vanguard Windsor Fund..........................     30,898       22,711
        Vanguard Wellington Fund.......................      2,530         -
        Company Contribution Fund......................        920          697
                                                       ------------  -----------
          NET ASSETS AVAILABLE FOR BENEFITS............$    90,811   $   78,014
                                                       ============  ===========

      The accompanying notes are an integral part of these statements.

                      SHARED MEDICAL SYSTEMS CORPORATION
                      ----------------------------------
                            RETIREMENT SAVINGS PLAN
                            -----------------------
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------
                     FOR THE YEAR ENDED DECEMBER 31, 1994
                     ------------------------------------
                                (in thousands)

                                          COMMON            MONEY            FIXED             INDEX             MORGAN
                                           STOCK           MARKET            INCOME            TRUST             GROWTH
                                           FUND             FUND              FUND              FUND              FUND
                                          -------          -------          --------          --------          --------
INVESTMENT INCOME:
    Interest and Dividends.............. $   242          $   267          $  1,060          $    365          $    150
    Capital Gain Distributions..........   -                 -                  110                45               288

PARTICIPANTS' CONTRIBUTIONS.............   1,022              904             2,159             2,006             1,693

COMPANY CONTRIBUTIONS...................     176              155               352               311               290

PARTICIPANT REDISTRIBUTIONS.............    (700)              30            (2,252)           (1,492)           (2,292)

NET REALIZED GAINS(LOSSES) ON
    DISPOSAL OF INVESTMENTS.............     120              -                (347)                1               (57)

UNREALIZED APPRECIATION(DEPRECIATION)
    OF INVESTMENTS......................   2,054              -              (1,609)             (217)             (545)

DISTRIBUTIONS TO PARTICIPANTS...........    (311)            (382)             (620)             (582)             (715)

PARTICIPANTS' LOANS ISSUED, NET OF
       REPAYMENTS.......................      55              (87)              (96)               (8)              (46)
                                          -------          -------          --------          --------          --------
NET INCREASE(DECREASE) IN PLAN ASSETS...   2,658              887            (1,243)              429            (1,234)

NET ASSETS AVAILABLE FOR BENEFITS:
    BEGINNING OF YEAR...................   6,404            6,750            14,407            12,379            12,263
                                         --------         --------         ---------         ---------         ---------
    END OF YEAR......................... $ 9,062          $ 7,637          $ 13,164          $ 12,808          $ 11,029
                                         ========         ========         =========         =========         =========
                                                                            COMPANY
                                                                            CONTRI-          PARTICI-
                                          WINDSOR        WELLINGTON          BUTION           PANT
                                            FUND            FUND              FUND            LOANS             TOTAL
                                         -----------     -----------       ---------         ---------       -----------
INVESTMENT INCOME:
    Interest and Dividends..............  $   1,117       $      53         $    24          $  -              $  3,278
    Capital Gain Distributions..........      1,730               3                             -                 2,176

PARTICIPANTS' CONTRIBUTIONS.............      4,601             315            -                -                12,700

COMPANY CONTRIBUTIONS...................        729              47            -                -                 2,060

PARTICIPANT REDISTRIBUTIONS.............      4,489           2,217            -                -                 -

NET REALIZED GAINS(LOSSES) ON                    27           -                -                -                  (256)
    DISPOSAL OF INVESTMENTS.............

UNREALIZED APPRECIATION(DEPRECIAT
    OF INVESTMENTS......................     (3,115)            (33)            220             -                (3,245)

DISTRIBUTIONS TO PARTICIPANTS...........     (1,223)            (19)            (24)              (40)           (3,916)

PARTICIPANTS' LOANS ISSUED, NET OF
       REPAYMENTS.......................        (40)             12            -                  210             -
                                         -----------     -----------       ---------         ---------       -----------
NET INCREASE(DECREASE) IN PLAN ASSETS...      8,315           2,595             220               170            12,797

NET ASSETS AVAILABLE FOR BENEFITS:
    BEGINNING OF YEAR...................     23,106           -                 706             1,999            78,014
                                         -----------     -----------       ---------         ---------       -----------
    END OF YEAR......................... $   31,421      $    2,595        $    926          $  2,169        $   90,811
                                         ===========     ===========       =========         =========       ===========

The accompanying notes are an integral part of this statement.

                      SHARED MEDICAL SYSTEMS CORPORATION
                      ----------------------------------
                            RETIREMENT SAVINGS PLAN
                            -----------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                          DECEMBER 31, 1994 and 1993
                          --------------------------

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     ------------------------------------------

     The accompanying financial statements have been prepared on the accrual basis of accounting. Shared Medical Systems Corporation (the "Company") has elected to file with the Securities and Exchange Commission financial statements prepared in conformance with guidelines issued under the Employee Retirement Income Security Act of 1974, as amended.

     Investments of the Shared Medical System Corporation Retirement Savings Plan (the "Plan") are presented in the statement of net assets available for benefits at fair value.

     Realized gains and losses are calculated by subtracting the value of the assets at the beginning of the Plan year (if held on the first day of the Plan year) or their acquisition date (if purchased during the Plan year) from the proceeds received. Unrealized appreciation/depreciation of investments is calculated by subtracting the fair value of the assets at the beginning of the year, adjusted for assets purchased during the year (valued on date of acquisition) and/or sold during the year (valued as described above) from the fair value of assets at the end of the year.

     Plan receivables reported on the statements of net assets available for benefits have not been allocated on an individual fund basis. Therefore, the December 31, 1994, fair values reported for each investment fund on the statements of net assets available for benefits differ from the ending fund balances reported on the statement of changes in net assets available for benefits, but the statements agree in aggregate.

(2)  DESCRIPTION OF THE PLAN:
     ------------------------

     ELIGIBILITY
     -----------

     Employees of the Company, as defined in the Plan, are eligible to participate in the Plan with respect to base contributions and employer matching contributions (both as described below) on the first day of employment, and with respect to employer profit-sharing contributions (also described below) on the January 1 coincident with or following the first day of employment. Approximately 4,266 employees were eligible to participate in the Plan as of December 31, 1994.

     PARTICIPATION
     -------------

     Base Contributions - Eligible employees may contribute, through salary
     ------------------
     reductions, up to 15% of compensation, subject to certain limitations under the Internal Revenue Code (the "Code"). The percentage of before-tax contributions ("Base Contributions") by a participant is subject to adjustment by the Company at any time to maintain the Plan's compliance with the anti-discrimination requirements of the Code.

     Employer Matching Contributions - The Company may match, through
     -------------------------------
     discretionary employer contributions, a portion of a participant's base contribution in an amount to be determined annually by the Company's Board of Directors. For the Plan years ended December 31, 1994 and 1993 the Company contributed $2,060,000 and $1,659,000 respectively, in matching contributions.

     Profit-sharing Contributions - The Company may make an employer profit-
     ----------------------------
     sharing contribution as determined at the discretion of its Board of Directors. Such contribution will be allocated in accordance with the Plan document. For the Plan years ended December 31, 1994 and 1993 there were no profit-sharing contributions.

     Employee Stock Ownership Contributions - The Tax Reform Act of 1986
     --------------------------------------
     repealed the payroll-based tax credit allowed by the Code. As a result, the Company has not made a contribution to the employee stock ownership portion of the Plan (the "ESOP") for Plan years ended subsequent to December 31, 1986. Employer ESOP contributions made prior to January 1, 1987, were invested in Shared Medical Systems Corporation Common Stock, and are included in the Company Contribution Fund.

     Vesting - All participants are fully vested in their base contribution
     -------
     account balances at all times. A participant becomes 20% vested in his employer matching and employer profit-sharing contributions after three years of service. A year of service is defined as a calendar year in which the participant completes at least 1,000 hours of service. An additional 20% vests each year thereafter, with full vesting after seven years of service. Forfeitures are used to reduce employer matching or employer profit sharing contributions for the year in which the forfeitures occur.

     Investment Directions - Participants may elect to have their base, employer
     ---------------------
     matching, and profit-sharing contributions to the Plan invested in the following funds, provided that each fund selected must receive a proportion of not less than 10% of a participant's contribution:

            Shared Medical Systems Corporation Common Stock:  This fund invests
            -----------------------------------------------
            in Company common stock.

            Vanguard Money Market Reserves Prime Portfolio:  The objective of
            ----------------------------------------------
            this fund is to seek maximum current income, preservation of capital, and liquidity by investing in a portfolio of money market instruments.

            Vanguard Fixed Income Securities Fund Long-Term Corporate Bond
            --------------------------------------------------------------
            Portfolio:  The objective of this fund is to provide a high level of
            ---------
            current income, consistent with maintenance of principal and liquidity, by investing in a diversified portfolio of long-term, investment-grade bonds.

            Vanguard Index Trust 500 Portfolio:  The objective of this fund is
            ----------------------------------
            to attempt to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

            W.L. Morgan Growth Fund:  The objective of this fund is long-term
            -----------------------
            growth of capital by investing in a portfolio of common stocks.

            Windsor Fund:  The objective of this fund is long-term growth of
            ------------
            capital and income by investing in a portfolio of common stocks. As a secondary objective, the Fund also seeks a reasonable level of current income.

            Wellington Fund:  This fund is designed to provide conservative
            ---------------
            investors with a prudent investment program with the following objectives: a)conservation of principal; b)reasonable income return; and, c)profits without undue risks.

     In the absence of any written designation of investment fund preference, the Trustee shall direct that all base, employer matching or employer profit-sharing contributions received for any participant be invested in the Vanguard Money Market Reserves Prime Portfolio.

     Participants may reapportion their account balances among investments two times during the year. The opportunity to reapportion account balances is available in March, June, September, and December.

     The Common Stock Fund and each Vanguard fund, with the exception of the Wellington Fund which was added as an investment option of the Plan as of April 1, 1994, individually represent more than 5% of the net assets available for benefits of the Plan for the years ended December 31, 1994 and 1993.

     Participant Loans - A participant may borrow the lesser of $50,000 or one-
     -----------------
     half of the vested balance of the participant's base contribution account and employer matching contribution account, with a minimum loan amount of $1,000. A participant may not have more than one loan outstanding at any time. The participant may elect repayment terms of one to five years, except that a loan used to acquire the participant's principal residence may have a longer term. The interest rate charged for the term of the loan is based on comparable market rates for secured loans with similar terms. The interest rates as of December 31, 1994 and 1993 were 8.75% and 7.00%, respectively.

     Withdrawals - A participant may elect to make withdrawals of supplemental
     -----------
     contributions (after-tax contributions made to the Plan prior to January 1, 1989) in accordance with the Plan. After withdrawing all amounts credited to his/her supplemental contribution account, the participant can withdraw his/her remaining vested account balance in accordance with Plan provisions for hardship withdrawals.

     Distribution of Benefits - Upon termination of service due to death,
     ------------------------
     disability, retirement, or other reasons, a participant shall be entitled to benefits based on the net vested amounts in the participant's accounts. The form of payment of these benefits is a lump sum distribution or installment payments, in accordance with Plan provisions. As of December 31, 1994, there were no outstanding claims payable.

     Termination of the Plan - The Company has the right under the Plan to
     -----------------------
     discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, affected participants will become fully vested in their account balances and receive a complete distribution in accordance with Plan provisions.

     Administration of the Plan - The Plan is administered by the Administrative
     --------------------------
     Committee, which is appointed by the Board of Directors.

     CoreStates Hamilton Bank, 100 North Queen St., Lancaster, Pennsylvania 17604, is the trustee for the Plan, and Towers, Perrin, Forster, and Crosby, Centre Square West, 1500 Market Street, Philadelphia, Pennsylvania 19102 is the Plan recordkeeper. All costs with respect to services performed for the Plan by CoreStates Hamilton Bank and by Towers, Perrin, Forster, and Crosby, were paid by the Company.

     Custodian of Investments - CoreStates Hamilton Bank is the custodian for
     ------------------------
     certain securities and assets of the Plan. Vanguard Group of Investment Companies ("Vanguard"), a diversified mutual funds company with its offices at 100 Vanguard Boulevard, Malvern, Pennsylvania 19355, serves as custodian for the remaining securities and other assets of the Plan. All custodial costs in connection with the Plan are paid by the Company.

(3)  FEDERAL INCOME TAXES APPLICABLE TO THE PLAN:
     -------------------------------------------

     The Internal Revenue Service ruled in 1994 that the Plan, as amended and restated effective January 1, 1989, continues to meet the requirements for qualification contained in section 401(a) of the Code. The Administrative Committee and legal counsel believe the Plan was designed and operated in compliance with the applicable requirements of the Code. Accordingly, no provision for Federal income taxes has been included in the accompanying financial statements.

(4)  SUBSEQUENT EVENT
     ----------------

     Effective January 1, 1995, the Plan was renamed the Shared Medical Systems Corporation Employee Stock Ownership Plan (the "PAYSOP"), and was amended and restated to provide for the transfer of all net assets of the Plan, other than PAYSOP account balances, to a new plan, the SMS Retirement Savings Plan (the "New Plan"), which was established effective January 1, 1995.

     All participant account balances, except for the PAYSOP, were transferred to the New Plan, effective January 1, 1995. The New Plan is designed to operate in a manner consistent with the prior Plan, and Vanguard will serve as trustee, recordkeeper, and custodian of the net assets of the New Plan.

     It is management's intention to terminate the PAYSOP effective January 1, 1995, and to distribute all participant account balances pending a favorable determination by the Internal Revenue Service.

                                  ITEM 27 (a)

                      SHARED MEDICAL SYSTEMS CORPORATION
                      ----------------------------------
                            RETIREMENT SAVINGS PLAN
                            -----------------------
                    SCHEDULE OF ASSETS HELD FOR INVESTMENT
                    --------------------------------------
                               DECEMBER 31, 1994
                               -----------------
                            (dollars in thousands)

IDENTITY OF ISSUE                          DESCRIPTION                  COST                VALUE
- -----------------                          -----------                --------            ---------
Shared Medical Systems                     SMS Common Stock
Corporation ("SMS")                              271,240 shares       $  5,110            $   8,883

Vanguard Money Market Trust-               Money Market Fund
Prime Portfolio                                                          7,522                7,522

Vanguard Fixed Income                      Mutual Fund
Securities Fund                                1,608,057 shares         13,359               12,945

Vanguard Index Trust                       Mutual Fund
                                                 292,781 shares         10,494               12,581

W. L. Morgan Growth Fund                   Mutual Fund
                                                 955,202 shares         11,207               10,851

Windsor Fund                               Mutual Fund
                                               2,454,228 shares         32,411               30,898

Wellington Fund                            Mutual Fund
                                                 130,466 shares          2,563                2,530

Company Contribution Fund                  SMS Common Stock
                                                  28,102 shares            963                  920

Participant Loans (interest rates ranging
from 7.0% to 8.75%)                        Loan Fund                     2,169                2,169
                                                                      --------            ---------
                                                                      $ 85,798            $  89,299
                                                                      ========            =========

                                  ITEM 27 (d)

                      SHARED MEDICAL SYSTEMS CORPORATION
                      ----------------------------------
                            RETIREMENT SAVINGS PLAN
                            -----------------------
                         REPORTABLE TRANSACTIONS  (1)
                         ----------------------------
                     FOR THE YEAR ENDED DECEMBER 31, 1994
                     ------------------------------------
                            (dollars in thousands)

                                                                                                             CURRENT
                                                                                                            VALUE OF
                                                                                                            ASSETS ON
                                                                     PURCHASE     SELLING      COST OF      TRANSACT       NET GAIN
IDENTITY OF PARTY                 DESCRIPTION OF TRANSACTION          PRICE        PRICE        ASSETS        DATE          (LOSS)
- -------------------------------   --------------------------         --------    ---------    ---------     ---------      --------
Shared Medical Systems            Purchase of 65,957 shares of
Corporation                       Shared Medical Systems
                                  Corporation Common Stock (2)         $1,727                    $1,727        $1,727         -

Shared Medical Systems            Sales and distributions of 45,457
Corporation                       shares of Shared Medical Systems
                                  Corporation Common Stock (2)                     $1,254        $1,134        $1,254          $120

Vanguard Group of                 Purchases of 2,526,602 units of
Investment Companies              Vanguard Money Market Trust
                                  Fund                                 $2,527                    $2,527        $2,527         -

Vanguard Group of                 Sales of 1,625,612 units of
Investment Companies              Vanguard Money Market Trust
                                  Fund                                             $1,626        $1,626        $1,626         -

Vanguard Group of                 Purchases of 461,612 shares of
Investment Companies              Vanguard Fixed Income Securities
                                  Fund                                 $3,943                    $3,943        $3,943         -

Vanguard Group of                 Sales of 389,827 shares of
Investment Companies              Vanguard Fixed Income Securities                 $3,206        $3,553        $3,206         ($347)
                                  Fund

Vanguard Group of                 Purchase of 62,610 shares of
Investment Companies              Vanguard Index Trust                 $2,708                    $2,708        $2,708         -

Vanguard Group of                 Sales of 46,619 shares of
Investment Companies              Vanguard Index Trust                             $2,043        $2,042        $2,043            $1

                                  ITEM 27 (d)

                      SHARED MEDICAL SYSTEMS CORPORATION
                      ----------------------------------
                            RTIREMENT SAVINGS PLAN
                            ----------------------
                          REPORTABLE TRANSACTIONS (1)
                          ---------------------------
                     FOR THE YEAR ENDED DECEMBER 31, 1994
                     ------------------------------------
                            (dollars in thousands)


                                                                                                         CURRENT
                                                                                                         VALUE OF
                                                                                                        ASSETS ON
                                                                   PURCHASE      SELLING     COST OF     TRANSACTION     NET GAIN
IDENTITY OF PARTY             DESCRIPTION OF TRANSACTION             PRICE        PRICE      ASSETS         DATE          (LOSS)
- -------------------------     --------------------------           --------      -------     -------     -----------    ----------
Vanguard Group of             Purchases of 212,177 shares of
Investment Companies          W. L. Morgan Growth Fund               $2,467                   $2,467         $2,467         -

Vanguard Group of             Sales of 259,277 shares of W.L.
Investment Companies          Morgan Growth Fund                                  $3,051      $3,108         $3,051          ($57)

Vanguard Group of             Purchases of 901,265 shares of
Investment Companies          Windsor Fund                          $12,418                  $12,418        $12,418         -

Vanguard Group of             Sales of 79,749 shares of
Investment Companies          Windsor Fund                                        $1,143      $1,116         $1,143           $27

Vanguard Group of             Purchases of 130,719 shares of
Investment Companies          Wellington Fund                        $2,568                   $2,568         $2,568         -

Vanguard Group of             Sales of 253 shares of
Investment Companies          Wellington Fund                                         $5          $5             $5         -

CoreStates Hamilton Bank      Purchases of 40,478,818 units of
                              Hamilton Money Market Fund            $40,480                  $40,480        $40,480         -

CoreStates Hamilton Bank      Sales of 40,509,754 units of
                              Hamilton Money Market Fund                         $40,510     $40,510        $40,510         -

(1) Transactions or series of transactions in excess of 5% of the current fair value of Plan assets at the beginning of the Plan Year.
(2) This is also a party-in-interst transaction.